UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )

Potbelly Corp.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

73754Y100
(CUSIP Number)

David Nierenberg
The D3 Family Funds
19605 NE 8th Street
Camas, WA  98607
(360) 604-8600

With a copy to:

Christopher P. Davis
Kleinberg, Kaplan, Wolff & Cohen, P.C.
500 Fifth Avenue
New York, NY 10110
(212) 986-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 19, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

1	NAME OF REPORTING PERSONS The D3 Family Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 794,502
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 794,502
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 794,502
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%
14	TYPE OF REPORTING PERSON (See Instructions) PN

1	NAME OF REPORTING PERSONS The D3 Family Bulldog Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 1,452,390
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,452,390
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,452,390
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS Benedict Value Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 333,555
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 333,555
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 333,555
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS Haredale Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 73,868
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 0
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 73,868
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,868
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS Nierenberg Investment Management Company, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 2,580,447
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,654,315
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,654,315
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS David Nierenberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 56,005
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 2,580,447
PERSON WITH	9	SOLE DISPOSITIVE POWER 56,005
	10	SHARED DISPOSITIVE POWER 2,654,315
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,710,320
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON IN

Item 1.  Security and Issuer.

This Schedule 13D (the “Schedule 13D”) is being filed with respect to the shares of common stock (the “Shares”) of Potbelly Corp. a Delaware corporation (the “Company”).
Item 2.  Identity and Background.

(a) This Schedule 13D is being filed on behalf of the following Reporting Persons (collectively, the “Reporting Persons”): The D3 Family Fund, L.P., a Washington limited partnership (the “Family Fund”); The D3 Family Bulldog Fund, L.P. a Washington limited partnership (the “Bulldog Fund”); Benedict Value Fund, L.P., a Delaware limited partnership (“Benedict” and, together with the Family Fund and the Bulldog Fund, the “D3 Family Funds”); Haredale Ltd., a Bahamian corporation (the “Managed Account”), Nierenberg Investment Management Company, Inc., a Washington corporation (“NIMCO”), which is the sole general partner of the D3 Family Funds and the sole investment manager of the Managed Account; and David Nierenberg, a United States citizen, who is the President of NIMCO.
 (b) The business address of each of the D3 Family Funds, NIMCO and Mr. Nierenberg is 19605 N.E. 8th Street, Camas, Washington 98607. The business address of the Managed Account is 3rd Floor, Montague Sterling Centre, East Bay Street, Nassau Bahamas.
(c) The D3 Family Funds are private investment partnerships, the principal business of which is investing in the equities of public micro-cap issuers. The principal business of the Managed Account is to hold private investments. The principal business of NIMCO is to serve as the general partner of the D3 Family Funds. Mr. Nierenberg’s principal occupation is President of NIMCO.
(d, e) During the past five years, no Reporting Person has been convicted in a criminal proceeding, or been a party to a civil proceeding, required to be disclosed pursuant to Items 2(d) or (e) of Schedule 13D.
(f) The citizenship of each of the Reporting Persons is set forth in paragraph (a) of this Item.
Item 3.  Source and Amount of Funds or Other Consideration.

The total amount of funds used by the Reporting Persons to make all purchases of Shares beneficially owned by the Reporting Persons, as reported in Item 5(a,b) was approximately $15,496,204. The source of funds for purchases of Shares by each of the Reporting Persons is the working capital of the applicable D3 Family Fund and the Managed Account.
Item 4.  Purpose of Transaction
The Reporting Persons believe the securities of the Issuer are significantly undervalued and represent an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor (i) to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or hedge their economic exposure to the Common Stock without affecting their beneficial ownership of shares of Common Stock.

The Reporting Persons increased their ownership of the Company to 9.4%, making the Reporting Persons the largest shareholder of the Company, because they believe that the market is far from recognizing the Company’s rapidly improving unit and corporate economics, its substantial potential profitability increase from franchising, the quality and experience of the Company’s management and board, its brand, and unique positioning.  The Reporting Persons believe that several things should be done now to close the gap between the Company’s current market value and what the Reporting Persons believe to be its intrinsic value.

The Reporting Persons view the Company as a coiled spring that could become as much as a 10X for its shareholders over the next decade.  Using a 10% discount rate, the Reporting Persons estimate that this $5 stock could be worth $17.77 today; with a 15% discount rate, it could be worth $10.03 today, double where it is right now.

The Reporting Persons know that prior management did not deliver.  But they are long gone.  The Reporting Persons recognize the risks of inflation and recession.  But, by now there should be little doubt about the ability of the Company’s current management to improve shop performance and protect profitability from inflation.  The Reporting Persons hope that the Company may announce additional franchising deals soon.

Over time the Reporting Persons expect the current impediments to the Company investors’ liquidity to melt away.  Right now, less than 25,000 shares, worth only $125,000, trade per day.  But, with continually improving operating and franchising performance and solid investor communication, the Reporting Persons hope the Company may join the Russell 2000 Index and that the Company’s liquidity will improve.

Moreover, as the Company raises raise shop margins to 16%, and grows its system to 2,000 shops, with 1,700 of them franchised, the Reporting Persons envision revenue rising to about $575 million and EBITDA reaching $140 million.  If the Company were to use future free cash flow to freeze its share count at 29M, the Reporting Persons could envision EPS climbing to over $2.00 in 10 years.  With profitable, growing franchisors valued at 20X earnings and 3X revenues, the Reporting Persons could see the Company’s share price rise to about $40-60 in 10 years, the midpoint being 10X where it is today.

The Company’s management and board already have demonstrated their commitment to owning the stock and alignment with shareholders three ways:  (1) six outside directors receive their retainer fees in stock, rather than in cash; (2) in CEO Bob Wright’s initial contract, he requested and received stock, instead of cash, for his first year salary; and (3) the Company’s Long Term Incentive Plan (LTIP) emphasizes absolute share price performance and total shareholder return.

While the Reporting Persons appreciate this, they believe that more can and should be done now to close the gap between the Company’s market and what the Reporting Persons believe to be its intrinsic value.  The Reporting Persons note, for example, that in the past 22 months only two insiders bought Company shares.  The total number of shares they bought was only 16,350.  Given the size of the  valuation discrepancy today, the Reporting Persons strongly hope for much more insider buying than this.  They also hope, with the clean-up of the past progressing well, that the Company can improve profitability now by reducing corporate overhead.  While franchising growth takes time, corporate cost reduction can be addressed now.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons may develop plans and/or make proposals with respect to, or with respect to potential changes in, the operations, management, the certificate of incorporation and bylaws, Board composition, ownership, capital or corporate structure, dividend policy, strategy and plans of the Issuer, potential strategic transactions involving the Issuer or certain of the Issuer's businesses or assets, or may change their intention with respect to any and all matters referred to in this Item 4.  The Reporting Persons intend to continue to communicate with the Issuer's management and Board about a broad range of operational and strategic matters. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time in the future express their views to and/or meet with management, the Board, other shareholders or third parties and/or formulate plans or proposals regarding the Issuer, its assets or its securities. Such plans or proposals may include one or more plans that relate to or would result in any of the actions set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer
(a) The aggregate percentage of Shares reported owned by each person named herein is based upon 28,858,420 Shares outstanding as of April 24, 2022, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 5, 2022.
As of the close of business on the date hereof, the Family Fund individually beneficially owned 794,502 Shares, constituting approximately 2.8% of all of the outstanding Shares.
As of the close of business on the date hereof, the Bulldog Fund individually beneficially owned 1,452,390 Shares, constituting approximately 5.0% of all of the outstanding Shares.
As of the close of business on the date hereof, Benedict individually beneficially owned 333,555 Shares, constituting approximately 1.2% of all of the outstanding Shares.
As of the close of business on the date hereof, the Managed Account individually beneficially owned 73,868 Shares, constituting less than 1% of all of the outstanding Shares.
By virtue of its relationships with each of the Family Fund, the Bulldog Fund, Benedict and the Managed Account discussed in further detail in Item 2, NIMCO may be deemed to be the beneficial owner of the 2,654,315 Shares beneficially owned in the aggregate by the Family Fund, the Bulldog Fund, Benedict and the Managed Account, constituting approximately 9.2% of all of the outstanding Shares.
By virtue of his relationship with NIMCO discussed in further detail in Item 2 and the Shares that he holds in his personal capacity, Mr. Nierenberg may be deemed to be the beneficial owner of the 2,710,320 Shares beneficially owned by NIMCO and those held in his personal capacity, constituting approximately 9.4% of all of the outstanding Shares.
The Reporting Persons, in the aggregate, beneficially own 2,710,320 Shares, constituting approximately 9.4% of the outstanding Shares.
 (b) The Family Fund, NIMCO and Mr. Nierenberg have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 794,502 Shares held by the Family Fund.
The Bulldog Fund, NIMCO and Mr. Nierenberg have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 1,452,390 Shares held by the Bulldog Fund.
Benedict, NIMCO and Mr. Nierenberg have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 333,555 Shares held by the Benedict.
The Managed Account has sole power to vote or direct the vote of, and together with NIMCO and Mr. Nierenberg have shared power to dispose or direct the disposition of, the 73,868 Shares held by the Managed Account.
 (c)  During the past sixty (60) days, the Reporting Persons have not entered into any transactions in the Shares except as set forth on Schedule 1 hereto.
(d) No Person other than the Reporting Persons has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the reported securities.

(e) Not Applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons have entered into a joint filing agreement, dated as of July 21, 2022, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.  Material to be filed as Exhibits
Exhibit 99.1
Joint Filing Agreement to Schedule 13D-G by and among D3 Family Fund, L.P., D3 Family Bulldog Fund, L.P., Benedict Value Fund, L.P., Haredale Ltd., Nierenberg Investment Management Company, Inc. and David Nierenberg, dated as of July 21, 2022.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.

Dated: July 21, 2022

D3 FAMILY FUND, L.P. By: Nierenberg Investment Management Company, Inc.,

D3 FAMILY FUND, L.P. By: Nierenberg Investment Management Company, Inc., its General Partner

By:	/s/ David Nierenberg
David Nierenberg, President

D3 FAMILY BULLDOG FUND, L.P. By: Nierenberg Investment Management Company, Inc., its General Partner

By:	/s/ David Nierenberg
David Nierenberg, President

BENEDICT VALUE FUND, L.P. By: Nierenberg Investment Management Company, Inc., its General Partner

By:	/s/ David Nierenberg
David Nierenberg, President

HAREDALE LTD. By: Nierenberg Investment Management Company, Inc., its Investment Manager

By:	/s/ David Nierenberg
David Nierenberg, President

NIERENBERG INVESTMENT MANAGEMENT COMPANY, INC.

By:	/s/ David Nierenberg
David Nierenberg, President

/s/ David Nierenberg
DAVID NIERENBERG

SCHEDULE 1
Transactions in the Common Stock of the Issuer by Reporting Persons During the Past 60 Days
Date	Buy/Sell	Security	Approximate Price Per Share[1]	Amount of Shares Bought/(Sold)
The D3 Family Fund, L.P.
06/23/2022	BUY	Common Stock	5.0645	4,820
06/24/2022	BUY	Common Stock	5.1797	782
06/27/2022	BUY	Common Stock	5.2784	1,770
06/28/2022	BUY	Common Stock	5.4660	302
06/29/2022	BUY	Common Stock	5.3204	3,570
06/30/2022	BUY	Common Stock	5.5588	2,951
07/01/2022	BUY	Common Stock	5.4980	4,495
07/05/2022	BUY	Common Stock	5.3182	2,148
07/06/2022	BUY	Common Stock	5.4080	5,117
07/14/2022	BUY	Common Stock	4.9970	5,205
07/15/2022	BUY	Common Stock	5.0022	5,065
The D3 Family Bulldog Fund, L.P.
06/23/2022	BUY	Common Stock	5.0645	8,965
06/24/2022	BUY	Common Stock	5.1797	1,454
06/27/2022	BUY	Common Stock	5.2784	3,293
06/28/2022	BUY	Common Stock	5.4660	561
06/29/2022	BUY	Common Stock	5.3204	6,641
06/30/2022	BUY	Common Stock	5.5588	5,489
07/01/2022	BUY	Common Stock	5.4980	8,361
07/05/2022	BUY	Common Stock	5.3182	3,995
07/06/2022	BUY	Common Stock	5.4080	9,518
07/14/2022	BUY	Common Stock	4.9970	9,516
07/15/2022	BUY	Common Stock	5.0022	9,259
Benedict Value Fund, L.P.
05/20/2022	BUY	Common Stock	5.5395	5,100
05/27/2022	BUY	Common Stock	5.2101	2,926
05/31/2022	BUY	Common Stock	5.4481	2,074
06/07/2022	BUY	Common Stock	5.6936	1,100
06/09/2022	BUY	Common Stock	5.7908	1,482
06/10/2022	BUY	Common Stock	5.5811	4,400
06/13/2022	BUY	Common Stock	5.4240	2,000
06/14/2022	BUY	Common Stock	5.3520	3,646
06/15/2022	BUY	Common Stock	5.5092	4,372
06/16/2022	BUY	Common Stock	5.2415	1,716
06/17/2022	BUY	Common Stock	5.2503	3,546
06/21/2022	BUY	Common Stock	5.3708	3,204
06/22/2022	BUY	Common Stock	5.4263	2,534
06/23/2022	BUY	Common Stock	5.0645	3,714
06/24/2022	BUY	Common Stock	5.1797	602
06/27/2022	BUY	Common Stock	5.2784	1,365
06/28/2022	BUY	Common Stock	5.4660	233
06/29/2022	BUY	Common Stock	5.3204	2,751
06/30/2022	BUY	Common Stock	5.5588	2,273
07/01/2022	BUY	Common Stock	5.4980	3,463
07/05/2022	BUY	Common Stock	5.3182	1,655
07/06/2022	BUY	Common Stock	5.4080	3,944
07/07/2022	BUY	Common Stock	5.4101	13,718
07/08/2022	BUY	Common Stock	5.3525	6,282
07/14/2022	BUY	Common Stock	4.9970	10,137
07/15/2022	BUY	Common Stock	5.0022	9,863
07/18/2022	BUY	Common Stock	4.9998	13,508
07/19/2022	BUY	Common Stock	5.2096	4,492
Haredale Ltd.
06/23/2022	BUY	Common Stock	5.0645	141
06/24/2022	BUY	Common Stock	5.1797	23
06/27/2022	BUY	Common Stock	5.2784	52
06/28/2022	BUY	Common Stock	5.4660	10
06/29/2022	BUY	Common Stock	5.3204	106
06/30/2022	BUY	Common Stock	5.5588	88
07/01/2022	BUY	Common Stock	5.4980	133
07/05/2022	BUY	Common Stock	5.3182	64
07/06/2022	BUY	Common Stock	5.4080	151
07/14/2022	BUY	Common Stock	4.9970	484
07/15/2022	BUY	Common Stock	5.0022	471

1 Excluding any brokerage fees.

EXHIBIT 99.1

JOINT FILING AGREEMENT

WHEREAS, the undersigned (collectively, the “Reporting Persons”) from time to time make filings with the Securities and Exchange Commission pursuant to Regulation 13D-G under the Securities Exchange Act of 1934, as amended; and
WHEREAS, the Reporting Persons prefer to make joint filings on behalf of all Reporting Persons rather than individual filings on behalf of each of the Reporting Persons;
NOW, THEREFORE, the undersigned hereby agree as follows with each of the other Reporting Persons:
1. Each of the Reporting Persons is individually eligible to make joint filings.
2. Each of the Reporting Persons is responsible for timely making joint filings and any amendments thereto.
3. Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning such person contained in joint filings.
4. None of the Reporting Persons is responsible for the completeness or accuracy of the information concerning the other Reporting Persons contained in joint filings, unless such person knows or has reason to believe that such information is inaccurate.
5. The undersigned agree that each joint filing made on or after the date hereof with respect to Common Stock of Potbelly Corporation will be, and any amendment thereto will be, made on behalf of each of the Reporting Persons.
[Signature Page Follows]

Dated: July 21, 2022
D3 FAMILY FUND, L.P. By: Nierenberg Investment Management Company, Inc., its General Partner

By:	/s/ David Nierenberg
David Nierenberg, President

D3 FAMILY BULLDOG FUND, L.P. By: Nierenberg Investment Management Company, Inc., its General Partner

By:	/s/ David Nierenberg
David Nierenberg, President

BENEDICT VALUE FUND, L.P. By: Nierenberg Investment Management Company, Inc., its General Partner

By:	/s/ David Nierenberg
David Nierenberg, President

HAREDALE LTD. By: Nierenberg Investment Management Company, Inc., its Investment Manager

By:	/s/ David Nierenberg
David Nierenberg, President

NIERENBERG INVESTMENT MANAGEMENT COMPANY, INC.

By:	/s/ David Nierenberg
David Nierenberg, President

/s/ David Nierenberg
DAVID NIERENBERG